MAIL STOP 05-11

May 4, 2005

Peter Dodge, President
Stone Mountain Resources, Inc.
701 North Green Valley Parkway #200
Henderson, Nevada 89074

      RE:	Stone Mountain Resources, Inc.
   Registration Statement on Form SB-2
   File No. 333-123735
   Filed April 1, 2005

Dear Mr. Dodge:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The prospectus does not contain page numbers consistent with the
table of contents.  Please revise to include.
2. Section (a)(2) of Rule 419 to Regulation C defines a blank check
company as a company that is issuing penny stock and that it is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize ... offerings for attempts to create the appearance that the registrant... has a specific business plan, in an effort to avoid the application of Rule 419."  See Securities Act Release No. 6932
(April
13, 1992).  In carrying out this mandate, the staff`s assessment of
your status under the definition can be based only upon the public representation of its proposed business in the instant registration
statement.   In this regard we also refer you to proposing
Securities
Act Release 33-6891 (April 17, 1991).
Your disclosure indicates that you are an exploration stage company that intends to explore mineral properties that have mineral potential. Your disclosure also indicates that you have yet to commence business operations, you have no operating history, no revenues, you rely entirely on the sale of securities and you have a business plan that calls for growth through acquisitions. In view of the foregoing, we believe that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Please either disclose the blank check nature of the company and revise your offering throughout to comply with the provisions of Rule 419 or affirmatively state in the summary and business sections that you do not consider yourself a blank check as that term is defined in Rule 419 and do not intend to merge with or acquire another company now or in the foreseeable future.

Prospectus Cover Page

3. Please include the legend located on the registration statement cover page beginning with "The information in this prospectus is not complete" on the prospectus cover page. See Item 501(a)(10)(iv) of
Regulation S-B.

4. Revise the disclosure in the first paragraph to clarify that the shares "will be" sold at a fixed price until a market develops on the
OTCBB rather than "can be" sold at a fixed price.

5. Please remove the disclosure regarding penny stocks from the cover. The cover page should be limited to the information required under Item 501 of Regulation S-B.

About Our Company

6. Please provide the definition of "exploration stage corporation" set forth in Guide 7(a)(4)(i) to the Securities Act Industry
Guides.
Provide similar disclosure in the Business section.

7. We note that you do not have any lines of credit available.
Please indicate whether you have any other forms of financing available.

Summary Financial Data

8. Revise the caption that now reads "Operating Income" to read instead "Operating Income (Loss)" and reorder to put this caption last.

Risk Factors

9. Clarify in risk factor 2 that your auditors have expressed substantial doubt as to your ability to continue as a going concern.

10. Reference is made to risk factor 10 where you allude to your growth strategy. Elaborate here and in the Business section on the types of candidates you will seek to acquire, the reasons for this growth strategy, the acquisition arrangements you will attempt to enter into and the means by which you will finance the same.

11. The risk factor concerning weather interruptions in Nevada does not appear to represent a material concern. Please remove it.

12. There are three risk factors discussing the need for additional capital. They should be combined.

13. Intensions regarding Messrs. Dodge and Young to remain with the company should be discussed in the twelfth risk factor.

14. Disclose in risk factor 13 the number of hours and percentage of time per week each of your officers and directors will contribute to company business.

Management`s Discussion and Analysis

15. Revise to add a discussion that addresses the company`s liquidity as of the latest balance sheet date and includes working capital requirements for the next 12 months. In this regard, we note that the company has committed to pay the costs of the proposed offering, the costs of which are estimated to be approximately $12,700, although both cash and total assets as of the latest balance sheet date are less than the costs of the offering. Also consider other significant working capital requirements, including the property option payments due beginning February 2006 and the earnings costs mandated by the Midas Agreement, and address how management expects to meet such obligations.

16. Under "Property Option Payments," disclose the date(s) the initial and second payments were paid.

17. Under "Earning Costs," elaborate on the "specified expenditures" you are required to pay.

18. Indicate the cash balance as of the most recent practicable date.

Description of Business

	Mining Business in Nevada

19. Much of the disclosure in the first paragraph and in the last sentence of the fourth paragraph is overly promotional and unsubstantiated.

20. Please explain the "Bre-X scandal" and define "junior mining companies."


   Portfolio Approach

21. The disclosure under "Political Risk" that refers to Nevada as the premier mineral exploration location in the world is overly promotional and should be deleted.

22. Please define "junior capital markets" and substantiate your claim that the "junior capital markets have strengthened and the ability to raise capital is increasing and will continue to improve if the gold price continues to increase."

CAB Claims

23. Please provide the disclosure required under Guide 7(b)(1) regarding access, (b)(3) regarding history of previous operations, including names of previous operators, and (b)(4)(i) and (ii).

24. Please elaborate on the "promising geology and the geophysics signatures" which led you to select the CAB claims.

25. Please disclose the time frame for beginning and completing each of the three phases. Clarify exactly what you have done to date and how you propose to conduct any actual mining work as it does not appear you have any employees or equipment.

26. Please define "VSF" and "diamond drilling program."

Management

27. Please provide the business experience, including names and dates, over the past 5 years for Mr. Dodge and the business experience for the past 2 years, including dates, for Mr. Young as required by Item 401 of Regulation S-B.

28. Please disclose the line of business for the Land Title
Office.

29. Delete or substantiate the statement that Mr. Dodge`s "primary strength has been the challenge of creating maximum results with minimum resources."

30. Please disclose Mr. Young`s relationship with Chubasco
Resources
Corp. and indicate what relationship exists, if any, between that entity and Chubasco Resources Inc.

31. Indicate the type of mining currently being done by Chubasco
Resources.

Executive Compensation

32. Update the compensation table for the fiscal year ended March
2005.

Selling Shareholders

33. Confirm the percentage of common stock owned prior to this offering.

Plan of Distribution

34. Regarding the reference to "pledgees, donees or transferees of, or their successors in interest," please note that all persons using this prospectus must be named as selling shareholders and all disclosure pursuant to Item 507 of Regulation S-B must be included in the prospectus. This may be accomplished in an effective registration statement by means of a prospectus supplement filed pursuant to Rule 424(b) of Regulation C. Please disclose in the prospectus or supplementally that the company will file such a prospectus supplement(s).
35. We note your statement that the selling security holders may "use any combination of the foregoing, or by any other legally available means" when disposing of their shares. Item 508 of Regulation S-B requires that the company indicate the plan of distribution. Please revise this statement and indicate all additional methods of distribution that will be used.

36. Please include a brief discussion of the rules and limitations imposed on selling shareholders pursuant to Regulation M.

Certain Relationships and Related Transactions

37. Please include the disclosure required by Item 404(d) of Regulation S-B.

Description of Securities

38. The statement that "all outstanding shares of common stock are fully-paid and non-assessable" is a legal conclusion you are not qualified to make. Either attribute this statement to counsel and file counsel`s consent to be named in this section, or delete it.

Experts

39. The disclosure indicates that Anslow & Jaclin was employed on a contingency basis. Please provide the information required by Item
509 of Regulation S-B.


Financial Statements

Interim Unaudited Financial Statements as of February 28, 2005

Note 1 - Basis of Presentation, Page F-5

40. It appears that the date October 30, 2003 should be instead
2004.
Revise here to correct or clarify and also in Note 1 to the audited financial statements as of March 31, 2004.

41. Please revise to disclose the fiscal year-end.


42. Revise to add management`s representation regarding the unaudited financial statements in accordance with Item 310(b) of Regulation
S-
B.

Note 7 - Commitments

43. Revise to add disclosure of the company`s commitment to pay the registration costs of the proposed offering.

General

44. Include a currently dated consent of the independent accountants in any amendment to the registration statement.

45. The current financial statement presentation does not appear to meet the requirements of Item 310(a) of Regulation S-B. Since the issuer is providing financial statements for a period less than one fiscal year, revise to provide audited financial statements for that period, as of a date within 135 days of filing, as required by Item
310(a) of Regulation S-B. If the company`s fiscal year-end is March
31, audited financial statements for the year ending March 31, 2005, would be required in any filings after May 16, 2005. Please refer to
Item 310(g) of Regulation S-B.


Part II

Item 26.  Recent Sales of Unregistered Securities

46. For each offering made pursuant to Rule 506 of Regulation D, please disclose the sophistication of the investors and how the company satisfied any information requirements, as applicable.

47. Supplementally advise why the shares issued in February 2005 were
$.24 greater per share than those issued in August 2004.

Exhibits

48. We are unable to locate exhibit 4.1 (Specimen Stock
Certificate)
or exhibit 10.3 (Consent of David Shaw, PhD.).

49. Exhibit 10.1 is not signed nor does it contain exhibit B.
Please
file a validly executed agreement and include the map.

Signatures

50. Please have your principal accounting officer sign in that capacity.





Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.











      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Don Wiland at (202) 551-3392. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies


cc:	Gregg E. Jaclin, Esq.
	Fax: (732) 577-1188
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Stone Mountain Resources, Inc.
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